Exhibit 99.2

Liberty Interactive Corporation

Reconciliation of Liberty Interactive Corporation ("LINT") Net Assets and

Net Earnings to Liberty Interactive LLC ("LINT LLC") Net Assets and Net Earnings

December 31, 2017

(unaudited)

amounts in millions

LINT Net Assets	$10,083
Reconciling items:
zulily net assets	(1,474)
HSNi net assets (1)	(1,928)
Equity investment in HSNi held by LINT LLC (1)	197
LINT LLC Net Assets	$6,878

LINT Net Earnings	$2,487
Reconciling items:
zulily net (earnings) loss	(65)
HSNi net (earnings) loss (1)	29
Gain on HSNi transaction	(410)
LINT net (earnings) loss	2
Equity investment in HSNi held by LINT LLC (1)	(15)
LINT LLC Net Earnings	$2,028

(1)

On December 29, 2017, LINT acquired the approximate remaining 62% of HSNi it did not already own. LINT LLC continues to hold 38% of HSNi and accounts for its ownership in HSNi as an equity method investment.